SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D

                        (Amendment No. 3)

            Under the Securities Exchange Act of 1934


                         CoCensys, Inc.
_________________________________________________________________
                         (Name of Issuer)



                   Common Stock, $.001 par value
_________________________________________________________________
                 (Title of Class of Securities)



                          0001912631
_________________________________________________________________
                         (CUSIP Number)

Kathleen K. Schoemaker             John C. MacMurray, Esq.
Domain Associates                  Reboul, MacMurray, Hewitt,
One Palmer Square                    Maynard & Kristol
Princeton, New Jersey  08542       45 Rockefeller Plaza
Tel. (609) 683-5656                New York, New York  10111
                                   Tel. (212) 841-5700
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                      October 15, 1997
               ___________________________________
                  (Date of Event Which Requires
                     Filing of This Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].

<PAGE 2>
_________________________________________________________________
1)   Name of Reporting Person               Domain Associates

     S.S. or I.R.S. Identification

     No. of Above Person
_________________________________________________________________


2)   Check the Appropriate Box                  (a) [x]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________


3)   SEC Use Only
_________________________________________________________________


4)   Source of Funds                         Not Applicable
_________________________________________________________________


5)   Check if Disclosure of
     Legal Proceedings is                    Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________


6)   Citizenship or Place
     of Organization                         New Jersey
_________________________________________________________________


Number of                7)   Sole Voting    689 shares of
Shares Beneficially           Power          Common Stock,
Owned by Each                                $.001 par value
Reporting Person:                            ("Common Stock")
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________


                         9)   Sole Disposi-  689 shares of
                              tive Power     Common Stock

                         ________________________________________


                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________
11)  Aggregate Amount Beneficially           689 shares of
     Owned by Each Reporting Person          Common Stock

_________________________________________________________________


12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________


<PAGE 3>
13)  Percent of Class
     Represented by                          less than 0.1%
     Amount in Row (11)
________________________________________________________________

14)  Type of Reporting
     Person                                  PN

________________________________________________________________

1)   Name of Reporting Person               Domain Partners
     S.S. or I.R.S. Identification          II, L.P.
     No. of Above Person
________________________________________________________________

2)   Check the Appropriate Box                  (a) [x]
     if a Member of a Group                     (b) [ ]
________________________________________________________________

3)   SEC Use Only
________________________________________________________________

4)   Source of Funds                          Not Applicable
________________________________________________________________

5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
________________________________________________________________

6)   Citizenship or Place
     of Organization                          Delaware
________________________________________________________________

Number of                7)   Sole Voting    18,923 shares of
Shares Beneficially           Power          Common Stock
Owned by Each                                (issuable upon
Reporting Person:                            exercise of
                                             warrants)
                         _______________________________________
                         8)   Shared Voting
                              Power               -0-
                         _______________________________________

                         9)   Sole Disposi-  18,923 shares of
                              tive Power     Common Stock
                                             (issuable upon
                                             exercise of
                                             warrants)
                         _______________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         _______________________________________
11)  Aggregate Amount Beneficially           18,923 shares of
     Owned by Each Reporting Person          Common Stock
                                             (issuable upon
                                             exercise of
                                             warrants)
________________________________________________________________

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
<PAGE 4>
________________________________________________________________

13)  Percent of Class
     Represented by                          less than 0.1%
     Amount in Row (11)
________________________________________________________________

14)  Type of Reporting
     Person                                  PN
________________________________________________________________
(1)  Name of Reporting Person               Domain Partners
     S.S. or I.R.S. Identification          III, L.P.

     No. of Above Person
________________________________________________________________

2)   Check the Appropriate Box                  (a) [x]
     if a Member of a Group                     (b) [ ]
________________________________________________________________

3)   SEC Use Only
________________________________________________________________

4)   Source of Funds                         Not Applicable
________________________________________________________________

5)   Check if Disclosure of
     Legal Proceedings is                    Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
________________________________________________________________

6)   Citizenship or Place
     of Organization                         Delaware
________________________________________________________________

Number of                7)   Sole Voting    1,184,616 shares of
Shares Beneficially           Power          Common Stock,
Owned by Each                                (includes 338,462
Reporting Person:                            shares issuable upon
                                             exercise of
                                             warrants)
                         _______________________________________
                         8)   Shared Voting
                              Power               -0-
_________________________________________________________________

                         9)   Sole Disposi-  1,184,616 shares of
                              tive Power     Common Stock
                                             (includes 338,462
                                             shares issuable upon
                                             exercise of
                                             warrants)
                         _______________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         _______________________________________

11)  Aggregate Amount Beneficially           1,184,616 shares of
     Owned by Each Reporting Person          Common Stock
                                             (includes 338,462
                                             shares issuable upon
                                             exercise of
                                             warrants)

<PAGE 5>
________________________________________________________________

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
________________________________________________________________
13)  Percent of Class
     Represented by                          5.2%
     Amount in Row (11)
________________________________________________________________

14)  Type of Reporting
     Person                                  PN
________________________________________________________________
1)   Name of Reporting Person               DP III
     S.S. or I.R.S. Identification          Associates, L.P.

       No. of Above Person
________________________________________________________________
2)   Check the Appropriate Box                  (a) [x]
     if a Member of a Group                     (b) [ ]
________________________________________________________________
3)   SEC Use Only
________________________________________________________________
4)   Source of Funds                         Not Applicable
________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                    Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
________________________________________________________________
6)   Citizenship or Place
     of Organization                         Delaware
                         _______________________________________
Number of                7)   Sole Voting    41,461 shares of
Shares Beneficially           Power          Common Stock,
Owned by Each                                (includes 11,846
Reporting Person:                            shares issuable upon
                                             exercise of
                                             warrants)
                         _______________________________________
                         8)   Shared Voting
                              Power               -0-
                         _______________________________________
                         9)   Sole Disposi-  41,461 shares of
                              tive Power     Common Stock
                                             (includes 11,846
                                             shares issuable upon
                                             exercise of
                                             warrants)
                         _______________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         _______________________________________
11)  Aggregate Amount Beneficially           41,461 shares of
     Owned by Each Reporting Person          Common Stock
<PAGE 6>
                                             (includes 11,846
                                             shares issuable upon
                                             exercise of
                                             warrants)
                         _______________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
________________________________________________________________
13)  Percent of Class
     Represented by                         0.2%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN
<PAGE 7>
                 Amendment No. 3 to Schedule 13D
                 _______________________________

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 5, 1994, Amendment No. 1 thereto filed on July 17, 1995 and Amendment No. 2 thereto filed on September 19, 1995 (as so amended, the "Schedule 13D").

Item 1.   Security and Issuer.
          ___________________

          This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of CoCensys, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 213 Technology Drive, Irvine,
California  92718.

Item 2.   Identity and Background.
          _______________________

          (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D on behalf of Domain Associates, a New Jersey general partnership ("DA"), Domain Partners II, L.P., a Delaware limited partnership ("DP II"), Domain Partners III, L.P., a Delaware limited partnership ("DP III") and DP III Associates, L.P., a Delaware limited partnership ("DP III A"). DA, DP II, DP III and DPA are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.

          DA
          __

          (b)-(c) DA is a New Jersey general partnership. The principal business of DA is that of an investment manager. DA's principal business and principal office address is One Palmer Square, Princeton, New Jersey 08542. The general partners of DA are citizens of the United States and their respective principal business addresses and principal occupations are as follows:

General Partners              Address             Occupation
________________              _______             __________

James C. Blair           Domain Associates       General Partner,
                         One Palmer Square       DA, OPSA II &
                         Princeton, NJ  08542    OPSA III

Brian H. Dovey           Domain Associates       General Partner,
                         One Palmer Square       DA, OPSA II &

<PAGE 8>
                         Princeton, NJ  08542    OPSA III

Richard S. Schneider     Domain Associates       General Partner,
                         One Palmer Square       DA, OPSA II &

                         Princeton, NJ  08542    OPSA III

Jesse I. Treu            Domain Associates       General Partner,
                         One Palmer Square       DA, OPSA II &

                         Princeton, NJ  08542    OPSA III

Kathleen K. Schoemaker   Domain Associates       General Partner,
                         One Palmer Square       DA & OPSA III

                         Princeton, NJ  08542

          DP II
          _____

          (b)-(c) DP II is a Delaware limited partnership. The principal business of DP II is that of a private investment partnership. DP II's principal business and principal office address is One Palmer Square, Princeton, New Jersey 08542. The sole general partner of DP II is One Palmer Square Associates II, L.P., a Delaware limited partnership ("OPSA II"). OPSA II is a Delaware limited partnership. The principal business of OPSA II is that of acting as the general partner of DP II. OPSA II's principal business and principal office address is One Palmer Square, Princeton, New Jersey 08542. The general partners of OPSA II are citizens of the United States and their respective names, principal business addresses and principal occupations are as set forth above under the description of DA.

          DP III
          ______

          (b)-(c)   DP III is a Delaware limited partnership.
The principal business of DP III is that of a private investment partnership. DP III's principal business and principal office address is One Palmer Square, Princeton, New Jersey 08542. The sole general partner of DP III is One Palmer Square Associates III, L.P., a Delaware limited partnership ("OPSA III"). OPSA III is a Delaware limited partnership. The principal business of OPSA III is that of acting as the general partner of DP III and DP III A. OPSA III's principal business and principal office address is One Palmer Square, Princeton, New Jersey 08542. The general partners of OPSA III are citizens of the United States and their respective names, principal business addresses and principal occupations are as set forth above under the description of DA.

          DP III A
          ________

          (b)-(c)   DP III A is a Delaware limited partnership.
<PAGE 9>

The principal business of DP III A is that of a private investment partnership. DP III A's principal business and principal office address is One Palmer Square, Princeton, New
Jersey 08542. The sole general partner of DP III A is OPSA III, which is described above.

          (d)  None of the entities or persons identified in this
Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)  None of the entities or persons identified in this
Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          __________________________________________________

          On June 7, 1995 DP II, DP III and DP III A acquired, respectively, 47,308, 846,154 and 29,615 shares of Common Stock and, respectively, 18,923, 338,462 and 11,846 Warrants to Purchase Common Stock ("Warrants") in a private financing by the Issuer. The purchase price per share of Common Stock was $3.01 and the purchase price per Warrant was $.60. Each Warrant entitles its holder to purchase one share of Common Stock. From June 7, 1995 until June 6, 1997 the exercise price per Warrant is $3.90; from June 7, 1997 until June 6, 1998 the exercise price per Warrant is $4.20; and from June 7, 1998 until June 6, 2000 the exercise price per Warrant is $4.40. The Warrants expire on June 7, 2000. The sources of funds for the acquisitions were DP II's, DP III's and DP III A's funds available for investment.

          On June 30, 1994 486,971 shares of Common Stock were acquired by DP II pursuant to an Amended and Restated Purchase Option Agreement By and Between CoCensys and Acea Pharmaceuticals, Inc., dated October 1, 1992 (the "Purchase Option Agreement"). A copy of the Purchase Option Agreement was filed as Exhibit A to the original Schedule 13D, and any description thereof is qualified in its entirety by reference thereto. Pursuant to the Purchase Option Agreement, Acea Pharmaceuticals, Inc., a California corporation ("Acea") granted to the Issuer an option to purchase all of the outstanding capital stock of Acea in exchange for shares of the Issuer's Common Stock. DP II, as a shareholder of Acea, received the 486,971 shares of the Issuer's Common Stock in exchange for 166,000 shares of Acea's Series B Preferred Stock and 25,818 shares of Acea's common stock.
<PAGE 10>

Item 4.   Purpose of Transaction.
          ______________________

          The purpose of the June 7, 1995 transaction was for DP
III and DP III A to invest in the Issuer, and for DP II to increase its investment in the Issuer.

          The purpose of the June 30, 1994 transaction was to permit the Issuer to exercise its Purchase Option with respect to Acea pursuant to the terms of the Purchase Option Agreement.

Item 5.   Interest in Securities of the Issuer.
          _____________________________________

          The following information is based on a total of 22,661,489 shares of Common Stock outstanding as of July 31, 1997, as reported in the Issuer's most recent quarterly filing on Form 10-Q. Calculations with respect to DP II give effect to the exercise of 18,923 presently-exercisable Warrants; calculations with respect to DP III give effect to the exercise of 338,462 presently-exercisable Warrants; and calculations with respect to DP III A give effect to the exercise of 11,846 presently-exercisable Warrants.

          (a)

          DA
          __

          DA owns 689 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          DP II
          _____

          DP II owns 18,923 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. OPSA II, as the general partner of DP II, may be deemed to beneficially own the shares of Common Stock owned by DP II.

          DP III
          ______

          DP III owns an aggregate 1,184,616 shares of Common
     Stock, or approximately 5.2% of the Common Stock outstanding. OPSA III, as the general partner of DP III, may be deemed to beneficially own the shares of Common Stock owned by DP III.

          DP III A
          ________

<PAGE 11>
          DP III A owns an aggregate 41,461 shares of Common
     Stock, or approximately 0.2% of the Common Stock outstanding. OPSA III, as the general partner of DP III A, may be deemed to beneficially own the shares of Common Stock owned by DP III A.

          General Partners of DA, OPSA III and OPSA III
          _____________________________________________

          (i) James C. Blair owns 15,275 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ii) Richard S. Schneider owns 6,763 shares of Common
     Stock, or less than 0.1% of the Common Stock outstanding.

          (iii) Brian H. Dovey owns 18,214 shares of Common
     Stock, or less than 0.1% of the Common Stock outstanding.

          (iv) Jesse I. Treu owns 3,800 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Kathleen K. Schoemaker owns 400 shares of Common
     Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of DA, OPSA II and OPSA III may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock owned by DA, DP II, DP III and DP III A. Each of the general partners of DA, OPSA II and OPSA III disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a partner of DA, OPSA II and/or OPSA III, as the case may be, in the Common Stock owned by DA, DP II, DP III and DP III A.

          (c) On October 15, 1997 DP II distributed 1,138,212 shares of Common Stock to its partners.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DA, DP II, DP III or DPA.

          (e)  Not Applicable

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer.
          ________________________________________

          In connection with the June 7, 1995 acquisition the Issuer undertook to file with the Securities and Exchange Commission a Registration Statement covering the Common Stock
<PAGE 12>
(including the shares of Common Stock underlying the Warrants) acquired in such transaction.

          In connection with the June 30, 1994 acquisition the Issuer agreed to enter into a Registration Rights Agreement granting registration rights to the shareholders of Acea with respect to the Common Stock such shareholders acquired in exchange for their shares of Acea stock.

Item 7.   Material to be Filed as Exhibits.
          ________________________________

          Not Applicable

                         Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 22, 1997           DOMAIN ASSOCIATES
                                   _____________________________
                                   By: /s/ Kathleen K. Schoemaker
                                        _________________________
                                        General Partner

                                   DOMAIN PARTNERS II, L.P.
                                   By:  One Palmer Square
                                        Associates II, L.P.,
                                        General Partner

                                   By: /s/ Kathleen K. Schoemaker
                                        ________________________
                                        Attorney-in-Fact

                                   DOMAIN PARTNERS III, L.P.
                                   By:  One Palmer Square
                                        Associates III, L.P.,
                                        General Partner

                                   By: /s/ Kathleen K. Schoemaker
                                        ________________________
                                        General Partner

                                   DP III ASSOCIATES, L.P.
                                   By:  One Palmer Square
                                        Associates III, L.P.,
                                        General Partner

                                   By: /s/ Kathleen K. Schoemaker
                                        ________________________
                                        General Partner